HERMAN H. PETTEGROVE

ATTORNEY AT LAW

December 14, 2017

The Board of Directors

Zander Therapeutics, Inc.

4700 Spring Street, Suite 304

La Mesa, California 91942

Ladies and Gentlemen:

I have acted as special legal counsel to Zander Therapeutics, Inc., a Nevada corporation (the “Company”) with respect to certain federal tax matters in connection with the distribution as a property dividend by Entest Biomedical, Inc.(“Entest”) of 3,000,000 shares of the Company’s Common Stock (par value $0.0001) (the “Shares”) to the common and preferred shareholders of Entest , a Nevada corporation (“Distribution”).

This opinion is limited to recipients of the Distribution (“Distributees”) that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Entest securities that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

Subject to the qualifications and limitations set forth herein I am of my opinion that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution;

•	the aggregate tax basis of the Shares distributed and Entest securities held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Entest securities held by the U.S. Holder immediately before the Distribution, allocated between the Shares and the Entest securities in proportion to their relative fair market values on the date of the Distribution and

•	the holding period of the Shares received by each U.S. Holder will include the holding period of their Entest securities , provided that such Entest securities are held as a capital asset on the date of the Distribution.

My opinion does not address any U.S. state or local or foreign tax consequences of the Distribution. My opinions assume that the Distribution will be completed as described in that Form S-1 and subsequent amendment filed with the United States Securities and Exchange Commission by the Company. In addition, my opinion is based on certain representations as to factual matters from the Company and Entest. My opinion cannot be relied on if any of the representations are incorrect, incomplete or inaccurate or are violated in any material respect. My opinion does not address any estate, gift or other non-income tax consequences of the Distribution. My opinion does not discuss all tax considerations that may be relevant to Distributees in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws.

My opinion is not binding on the IRS or the courts, and I cannot assure you that the IRS or a court will not take a contrary position. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.

I hereby give my consent to the use of this opinion in the Registration Statement on Form S-1, as amended, filed with the United States Securities and Exchange Commission and to the reference of my law firm under the caption “Experts” in the Registration Statement.

Very truly yours,

/s/Herman H. Pettegrove

Herman H. Pettegrove